Exhibit 99.1

Scienjoy Announces Strategic Investment in DVCC TECHNOLOGY L.L.C to Facilitate its Metaverse Transformation

Beijing, Sept. 6, 2023, /PRNewswire/ -- Scienjoy Holding Corporation (“Scienjoy,” or the “Company”) (NASDAQ: SJ), a leading provider of live streaming and entertainment platforms, is thrilled to announce its strategic investment of US$3 million to acquire a 30% equity interest in DVCC TECHNOLOGY L.L.C (“DVCC”), a Dubai-based metaverse company dedicated to transforming entertainment through innovation. This pivotal move signifies Scienjoy’s unwavering commitment to metamorphosing its business transformation strategy from mobile entertainment to metaverse lifestyle, catalyzed by global expansion starting from the dynamic Middle East and North Africa (MENA) region.

This strategic acquisition marks a transformative chapter for Scienjoy as it embraces the metaverse evolution. DVCC, led by visionary CEO Zafer Isik, is a Dubai-based metaverse company spearheading the creation of the “Dubai Verse Cup,” an innovative horse racing metaverse project. This groundbreaking initiative is made possible through an exclusive partnership with the Dubai Racing Club, organizer of the prestigious “Dubai World Cup,” the globe’s most spectacular horse race since 1996.

“Our investment in DVCC underscores our dedication to pioneering innovation and shaping the metaverse landscape,” said Mr. Victor He, CEO of Scienjoy, “This strategic step empowers Scienjoy’s transition from mobile entertainment to metaverse lifestyle, as we leverage AI-powered technology to redefine how people experience entertainment globally. We are excited to collaborate with DVCC to bring personalized elegant metaverse lifestyle for everyone.”

DVCC’s commitment to metaverse innovation aligns seamlessly with Scienjoy’s metamorphic journey. The “Dubai Verse Cup” is set to transform horse racing into a metaverse phenomenon, resonating with audiences across the globe and redefining entertainment paradigms.

Mr. Zafer Isik, CEO of DVCC, expressed his enthusiasm: “We are delighted to partner with Scienjoy, an industry leader that shares our vision for the metaverse. This collaboration combines Scienjoy’s decade-long technology and operational expertise with our innovative metaverse concepts. The ‘Dubai Verse Cup’ is just the beginning of our shared journey to create a Dubai characteristic metaverse ecosystem for global users through Scienjoy’s AI-powered platform, SJ Verse.”

About Scienjoy Holding Corporation

Scienjoy Holdings Corporation (NASDAQ: SJ) is a pioneering Nasdaq-listed interactive entertainment leader. Driven by the vision of shaping a metaverse lifestyle, Scienjoy leverages AI-powered technology to create immersive experiences that resonate with global audiences, fostering meaningful connections and redefining entertainment. For more information, please visit http://ir.scienjoy.com/.

About DVCC TECHNOLOGY L.L.C

DVCC TECHNOLOGY L.L.C, is a Dubai-based metaverse company dedicated to transforming entertainment through innovation. The company’s flagship project, the “Dubai Verse Cup,” elevates horse racing into an immersive metaverse experience that captures the essence of the iconic “Dubai World Cup.”

Investor Relations Contacts

Denny Tang

Chief Financial Officer

Scienjoy Holding Corporation

+86-10-64428188

ir@scienjoy.com

Tina Xiao

Ascent Investor Relations

+1 (917) 609-0333

tina.xiao@ascent-ir.com

Safe Harbor Statement

Certain statements made in this release are “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used in this press release, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the Company’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, are: the ability to manage growth; ability to identify and integrate other future acquisitions; ability to obtain additional financing in the future to fund capital expenditures; fluctuations in general economic and business conditions; costs or other factors adversely affecting our profitability; litigation involving patents, intellectual property, and other matters; potential changes in the legislative and regulatory environment; a pandemic or epidemic. The forward-looking statements contained in this release are also subject to other risks and uncertainties, including those more fully described in the Company’s filings with the Securities and Exchange Commission (“SEC”) from time to time. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. Such information speaks only as of the date of this release.